Via Facsimile and U.S. Mail
Mail Stop 6010

December 19, 2005

Mr. Kent Thiry
Chief Executive Officer and
Chairman of the Board
DaVita, Inc.
601 Hawaii Street
El Segundo, CA 90245

Re: DaVita, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 3, 2005
Form 8-K/A filed December 1, 2005
File No. 001-14106

Dear Mr. Thiry:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your Form 8-K/A filed December 1, 2005 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments on your Form 10-K, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and …, page 27

Critical Accounting Policies, page 32

1. Please provide us the following information in disclosure-type format:

    a. Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

    b. Provide in a comparative tabular format, the aging of accounts receivable by payor classification. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, indicate the past due amounts and a breakdown by payor classification.

    c. If you have amounts that are pending approval from third party payors, provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, explain why this classification is appropriate and indicate the historical percentage of amounts that get reclassified into self-pay.

    d. Describe the steps you take in collecting accounts receivable. Explain your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

    e. Specify the day's sales outstanding for each period presented and discuss the reasons for significant changes from the prior period.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

17. Other Commitments, page F-23

2. Please tell us how you accounted for the put options and cite the specific accounting literature that supports that accounting.

Form 8-K/A filed December 1, 2005

3. As the acquisition was not completed until October 5, 2005, please amend the filing to provide historical and pro forma financial statements as of and for the nine months ended September 30, 2005. Otherwise, please tell us why these statements are not required.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant